SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K

 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2016

 IRSA Propiedades Comerciales S.A.
(Exact name of Registrant as specified in its charter)

IRSA Commercial Properties Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Bolívar 108
(C1066AAB)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ☒               Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐               No x

IRSA Propiedades Comerciales S.A.
(THE “COMPANY”)
REPORT ON FORM 6-K

Attached is the English translation of the letter dated April 4, 2016, filed by the Company with the Mercado de Valores de Buenos Aires S.A. and the Comisión Nacional de Valores.

By letter dated on April 4, 2016 the Company informs that according to the resolution adopted by the Board of  Directors of the Company dated April 4, 2016 it has been approved the redemption of all outstanding Series 1 Notes and consequently, the Board of  Directors of the Company has resolved the cancelation of the Noteholder´s meeting of  IRSA CP´s Notes Class 1 on previously scheduled for April 7, 2016 at 2 pm on second call to be held outside the headquarters of the Company in Bolivar 108, 1st Floor, Buenos Aires, Argentina. The main purpose of this meeting, was to consider certain amendments to the indenture dated May 11, 2007 between the Company, the Bank of New York Mellon (formerly the Bank of New York), as trustee, co-registration agent, principal paying agent and transfer agent (the "trustee") and Banco Santander Rio SA, as registrar, agent payment, transfer agent and representative of the Trustee in Argentina.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Propiedades Comerciales S.A.

By:	/S/ Saúl Zang
Name: Saúl Zang
Title: Responsible for relationship with the markets
Dated: April 5, 2016